EXHIBIT (1)(f)

NEUBERGER BERMAN MUNICIPAL FUND INC.

ARTICLES SUPPLEMENTARY

Neuberger Berman Municipal Fund Inc., a Maryland corporation and a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “Fund”), hereby certifies to the State Department of Assessments and Taxation of Maryland (“SDAT”) that:

FIRST: The Board of Directors of the Fund (the “Board of Directors” which term as used herein shall include any duly authorized committee of the Board of Directors) has, by resolution, reclassified from the unissued common stock of the Fund and authorized the issuance of 822 Series A Variable Rate Municipal Term Preferred Shares, par value $0.0001 per share, liquidation preference $100,000 per share plus an amount equal to accumulated but unpaid dividends thereon (whether or not earned or declared) (the “Additional Series A Shares”).

SECOND: Except as set forth in Article THIRD hereto, the Additional Series A Shares shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, and other rights and limitations as set forth in the Articles of Second Amendment and Restatement of Articles Supplementary Creating and Fixing the Rights and Preferences of Series A Variable Rate Municipal Term Preferred Shares accepted for record by SDAT on December 16, 2021 (the “Series A Shares Articles Supplementary”).

THIRD: The “Date of Original Issue” (as that term is defined in the Series A Shares Articles Supplementary) of any Additional Series A Shares issued on or after the date these Articles Supplementary are accepted for record by SDAT shall be the date such shares are issued from time to time by the Fund.

FOURTH: Following the aforesaid reclassification of shares of capital stock as set forth in Article FIRST hereto, the Fund will be authorized to issue nine hundred ninety nine million nine hundred eighty nine thousand three hundred eighty four (999,989,384) shares of common stock, four thousand (4,000) Series A Auction Market Preferred Shares, four thousand (4,000) Series B Auction Market Preferred Shares and two thousand six hundred sixteen (2,616) Series A Variable Rate Municipal Term Preferred Shares (including the Additional Series A Shares, the “Series A Shares”). No other class or series of preferred stock of the Fund is affected by these Articles Supplementary.

FIFTH: The Additional Series A Shares have been reclassified by the Board of Directors pursuant to the authority contained in the Articles of Incorporation, as modified or amended from time to time, including by the Series A Shares Articles Supplementary.

SIXTH: Pursuant to Section 2-208 of the Maryland General Corporation Law, these Articles Supplementary shall become effective on October 20, 2023.

IN WITNESS WHEREOF, Neuberger Berman Municipal Fund Inc. has caused these presents to be signed on October 18, 2023 in its name and on its behalf by its President or a Vice President and witnessed by its Secretary or Assistant Secretary.

Neuberger Berman Municipal Fund Inc.

By:	/s/ Brian Kerrane
	Name:	Brian Kerrane
	Title:	Vice President

Witness:

By:	/s/ Claudia A. Brandon
	Name:	Claudia A. Brandon
	Title:	Executive Vice President and Secretary

The undersigned President or a Vice President of Neuberger Berman Municipal Fund Inc., who executed on behalf of the Fund the foregoing Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Fund the foregoing Articles Supplementary to be the corporate act of the Fund, and states under penalties of perjury that to the best of his knowledge, information and belief the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects.

By:	/s/ Brian Kerrane
	Name:	Brian Kerrane
	Title:	Vice President